
10035970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane, McKenna Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/10

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE, MCKENNA CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

KANE, MCKENNA CAPITAL, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2009

LarsonAllen LLP

CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors of
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Kane, McKenna Capital, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

LarsonAllen LLP

Minneapolis, Minnesota
February 24, 2010


NEXIA
INTERNATIONAL

KANE, MCKENNA CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	46,593
Accounts Receivable		17,553
Total Assets	$	64,146

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	2,900
Due to Parent		21,627
Total Liabilities		24,527
STOCKHOLDERS' EQUITY		39,619
Total Liabilities and Stockholders' Equity	$	64,146

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE		
Advisory Fees	$	531,173
Other		-
Total Revenue		531,173
EXPENSES		
Management Fee		585,300
Professional Fees		28,679
Administrative and Other		12,649
Total Expenses		626,628
NET LOSS	$	(95,455)

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Authorized, Issued, and Outstanding	Common Stock	Additional Paid-In Capital	Stock Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2008	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 73,574	$ 80,074
Net Loss for the Year	-	-	-	-	(95,455)	(95,455)
Capital Contribution	-	-	55,000	-	-	55,000
BALANCE, DECEMBER 31, 2009	1,000	$ 1,000	$ 79,000	$ (18,500)	$ (21,881)	$ 39,619

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(95,455)
Adjustments to Reconcile Net Loss to		
Net Cash Provided by Operating Activities:		
Decrease in Accounts Receivable		13,353
Increase in Accounts Payable		1,850
Decrease in Due to Parent		(73,372)
Net Cash Used by Operating Activities		(153,624)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash Contributed by Shareholder		55,000
NET DECREASE IN CASH		(98,624)
Cash - Beginning of Year		145,217
CASH - END OF YEAR	$	46,593

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kane, McKenna Capital, Inc. (the Company) is a Corporation that is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company provides capital finance services including financial advisory assistance on the issuance of municipal bonds. The Company is a wholly-owned subsidiary of Kane, McKenna Associates, Inc. ("Parent").

The Parent is organized to engage in and provide advisory services regarding economic development and financial consulting to both the private and public sectors, primarily in Chicago and its surrounding area.

Revenue Recognition

The Company receives a fee for its services based on either hours of service provided at hourly rates or negotiated fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed.

Income Taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and income tax bases of assets and liabilities. Current income taxes are allocated to the Company in proportion to its taxable income as a percentage of the consolidated group's taxable income. At December 31, 2009, there were no significant deferred tax assets or liabilities and, consequently, the entire tax provision for income taxes is current.

The Company adopted the provision of Accounting for Uncertainty in Income Taxes in 2009. These new rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained in an audit based on the technical merit of the position. The change in account did not have a material impact on the Company's financial statements.

At January 1, 2009, the amount of uncertain tax position was not determined to be material. It is not expected that the unrecognized tax benefit will be material within the next twelve months. The Company did not recognize any interest or penalties in 2009 or 2008.

The Company files consolidated federal and state income tax returns with its Parent and it is not subject to federal or state income tax examinations for taxable years prior to 2006.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

Fair Value

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximates fair value due to the short maturity of these instruments.

NOTE 2 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $22,066, which was $17,066 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

Because the Parent pays for many expenses of the Company, a management fee is paid to the Parent for the Company's approximate share of the expenses, under a fee-sharing arrangement. This fee amounted to $585,300 in 2009. The amount due to the Parent is $21,627 in 2009 is uncollateralized, noninterest-bearing, and due on demand.

NOTE 4 CONCENTRATION OF CREDIT RISK

Major Customers

Sales to two clients totaled $155,000 or approximately 28% of net revenues for the year ended December 31, 2009. There were no accounts receivable balances for these two clients at December 31, 2009.

Uninsured Cash

The Company maintains bank accounts in one financial institution located in Illinois. Balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 at December 31, 2009. There were no amounts considered uninsured.

SUPPLEMENTARY INFORMATION

KANE, MCKENNA CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total Assets	$	64,146
Less: Nonallowable Assets		(17,553)
Adjusted Current Assets		46,593
Total Liabilities		24,527
Net Capital		22,066
Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $24,526 or $5,000)		5,000
Excess Net Capital	$	17,066
Aggregate Indebtedness:		
Accounts Payable and Due to Parent	$	24,527
Ratio:		
Aggregate Indebtedness to Net Capital		1.11 to 1

There is no difference between the Company's computation of net capital per the December 31, 2009 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

KANE, MCKENNA CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

No computation of reserve requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE, MCKENNA CAPITAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

No information relating to possession or control requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Stockholders and Board of Directors of
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorized and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stockholders and Board of Directors
Kane, McKenna Capital, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objections referred to in the second paragraph of this report are considered by the SEC to be adequate or its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.



LarsonAllen LLP

Minneapolis, Minnesota
February 24, 2010